UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒     FORM 40-F ☐

Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2026 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on January 30, 2026, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the 2026 Annual General Meeting of Shareholders.

Proposal 1 – The election of ten nominees to the Company’s Board of Directors each for a term of one year.

The 10 nominees named in the proxy statement were elected to serve as directors until the Company’s 2027 Annual General Meeting of Shareholders. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
Eli Gelman	90,931,235	1,842,964	30,314	0
Robert A. Minicucci	78,702,515	14,069,326	32,672	0
Adrian Gardner	90,150,567	2,618,368	35,578	0
Rafael de la Vega	91,864,535	905,738	34,240	0
John A. MacDonald	90,722,524	2,046,082	35,907	0
Yvette Kanouff	92,518,196	250,096	36,221	0
Sarah Ruth Davis	90,754,510	2,014,230	35,773	0
Amos Genish	91,281,451	1,487,770	35,292	0
Véronique Morali	92,721,466	46,851	36,196	0
Shuky Sheffer	92,091,552	681,130	31,831	0

Proposal 2 – The approval of an amendment to the Amdocs Limited 2023 Employee Share Purchase Plan to increase the number of ordinary shares reserved for issuance thereunder by 2,200,000 shares.

The shareholders approved the amendment to the Amdocs Limited 2023 Employee Share Purchase Plan. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
92,639,496	129,017	36,000	0

Proposal 3 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.527 per share to $0.569 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.527 per share to $0.569 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
92,765,545	12,349	26,619	0

Proposal 4 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2025.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2025. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
92,354,184	12,620	437,709	0

Proposal 5 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
86,657,903	6,117,165	29,445	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: January 30, 2026